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                            [QUARTERDECK LETTERHEAD]

                                October 19, 1998

To Our Stockholders:

     On behalf of the Board of Directors of Quarterdeck Corporation (the "Company"), we are pleased to inform you that on October 15, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Symantec Corporation and Oak Acquisition Corporation, its wholly owned subsidiary, pursuant to which Oak Acquisition Corporation today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock of the Company at $0.52 per share, representing a premium of 10.9%, 28.0% and 95.5% over the closing price of the Common Stock on October 14, 1998 (one day prior to the announcement of the Merger Agreement), September 17 (20 days prior to such announcement) and September 2, 1998 (30 days prior to such announcement), respectively. Under the Merger Agreement, upon satisfaction of certain conditions, including the tender of a majority of the fully-diluted shares of the Company, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $0.52 per share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). All of the directors and executive officers of the Company have agreed to tender their Shares in the Offer.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED UNANIMOUSLY THAT EACH OF THE OFFER (AS DEFINED HEREIN) AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Broadview International LLC, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated October 19, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          LOGO
                                          King R. Lee
                                          Interim Chief Executive Officer and
                                          President